LEGG MASON GLOBAL ASSET MANAGEMENT TRUST

100 International Drive
Baltimore, Maryland 21202

November 30, 2009

VIA EDGAR

Ms. Valerie Lithotomos
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE

Washington, DC 20549

Re:        Request for Acceleration

Legg Mason Global Asset Management Trust

Pre-Effective Amendment No. 1

1933 Act File No. 333-162441

1940 Act File No. 811-22338

Dear Ms. Lithotomos:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended (“1933 Act”), Legg Mason Global Asset Management Trust (the “Registrant”) hereby requests that effectiveness under the 1933 Act of Pre-Effective Amendment No. 1 to its registration statement on Form N-1A be accelerated to December 1, 2009. Pre-Effective Amendment No. 1 is filed herewith under the 1933 Act and the Investment Company Act of 1940, as amended. The undersigned is aware of its obligations under the 1933 Act.

In connection with the filing by the Registrant of Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-1A and the Registrant’s request for acceleration of the effective date of the pending registration statement, the Registrant acknowledges that: (1) should the Securities and Exchange Commission (“SEC”) or the SEC staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing; (2) the action of the SEC or the SEC staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Registrant may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

LEGG MASON GLOBAL ASSET MANAGEMENT TRUST

/s/ Richard M. Wachterman
By: Richard M. Wachterman
Title: Assistant Secretary

LEGG MASON INVESTOR SERVICES, LLC

100 International Drive
Baltimore, Maryland 21202

November 30, 2009

Ms. Valerie Lithotomos
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE

Washington, DC 20549

Re:	Request for Acceleration
Legg Mason Global Asset Management Trust
Pre-Effective Amendment No. 1
1933 Act File No. 333-162441
1940 Act File No. 811-22338

Dear Ms. Lithotomos:

As principal underwriter for Legg Mason Global Asset Management Trust (the “Trust”), the undersigned hereby requests, pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended (“1933 Act”), that effectiveness under the 1933 Act of Pre-Effective Amendment No. 1 to the Trust’s registration statement on Form N-1A be accelerated to December 1, 2009. Pre-Effective Amendment No. 1 is filed herewith under the 1933 Act and the Investment Company Act of 1940, as amended. The undersigned is aware of its obligations under the 1933 Act.

Very truly yours,

LEGG MASON INVESTOR SERVICES, LLC

/s/ Vicki R. Schmelzer
By: Vicki R. Schmelzer
Title: Assistant Secretary